 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Kuriyama, Stanley M. (Last) (First) (Middle) 822 Bishop Street (Street) Honolulu, HI 96813 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alexander & Baldwin, Inc. ALEX
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 22, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock (1)	01/23/2002		A (2) | V	5220.00 | A | $26.52		D
Common Stock (1)	01/23/2002		A (3) | V	2610.00 | A |		D
Common Stock (1)	01/22/2003		A (2) |	4478.00 | A | $26.00		D
Common Stock (1)	01/22/2003		A (3) |	2239.00 | A |	33082.00	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Kuriyama, Stanley M. - January 22, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option	$26.52	01/23/2002		A | V	(A) 22,000.00	see footnote (4) | 01/22/2012	Common Stock - 22,000.00		22,000.00	D
Stock Option	$26.00	01/22/2003		A |	(A) 25,000.00	see footnote (5) | 01/21/2013	Common Stock - 25,000.00		25,000.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Stanley M. Kuriyama 01-16-2003 ** Signature of Reporting Person Date Page 2

Kuriyama, Stanley M. - January 22, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Alexander & Baldwin, Inc. ALEX

Form 4 - January 2003

Stanley M. Kuriyama
822 Bishop Street

Honolulu, HI 96813
Explanation of responses:

(1)   On June 25, 1998, the Board of Directors of the Company declared a dividend, with respect to each share of common stock, of Common Stock Purchase Rights (the 'Rights') pursuant to a Rights Agreement, dated as of June 25, 1998. The Rights are currently attached to, represented by, and transferable with, certificates representing outstanding shares of common stock.
(2)   Shares issued under the Issuer's Restricted Stock Bonus Plan with cash received as a bonus under the Issuer's Performance Improvement Incentive Plan.
(3)   Bonus shares issued in respect of the shares described in footnote 2.
(4)   The option vests in three equal annual installments beginning on January 23, 2003.
(5)   The option vests in three equal annual installments beginning on January 22, 2004.

Page 3